EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

333-7654

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
September 6, 2002

ENDESA, S.A.

(Exact name of registrant as specified in its charter)

Principe de Vergara, 187
28002 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS S.A.

TABLE OF CONTENTS

endesa

Investor Relations

Press Release

ENDESA'S CCGTs AT SAN ROQUE (CÁDIZ) AND BESÓS (BARCELONA) HAVE SUPPLIED TO THE GRID A TOTAL 580,000 MWh SINCE THEIR COMMISSIONING LAST JULY

New York, September 6th, 2002. - ENDESA's (NYSE:ELE) CCGTs in the Spanish mainland have supplied a total 580,000 MWh to the grid since their commissioning last July. The 400 MW plant at San Roque (Cádiz) generated 320,000 MWh, while the plant at Besos (Barcelona) – also with a capacity of 400 MW - had a total output of 260,000 MWh.

The energy sold by the above plants represents 2% of Spain's total electricity generated in July and August.

Apart from increasing the coverage of overall demand in Spain, the above two plants reinforce the generation capacity in markets which are showing high growth rates.

The remaining CCGTs which are being built in the mainland (Tarragona and Huelva) are expected to be commissioned before August 2003 and the third quarter 2004, respectively.

On the islands, ENDESA commissioned the CCGT plant at Son Reus (Majorca) last July and has started the construction of three new CCGTs, two in the Canary Islands and one in Majorca.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 6, 2002

By: ______________________

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations